Archer Daniels Midland Company 4666 Faries Parkway Decatur, Il 62526

April 7, 2009

VIA FACSIMILE (202)772-9368
Mr. Karl Hiller
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:         Archer-Daniels-Midland Company
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
Form 10-Q for Fiscal Quarter Ended December 31, 2008
Filed February 9, 2009
Response Letter Dated March 10, 2009
File No. 001-00044

Dear Mr. Hiller:

We received your comment letter dated March 25, 2009 requesting additional information.  We are working to respond to your request, but will be unable to complete our response within the ten business day time frame established.  We respectfully request ten additional business days to respond to your comments and plan to respond by April 22nd.

Sincerely,

/s/ S. R. Mills
Executive Vice President &
Chief Financial Officer